HART & HART, LLC

ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

June 19, 2013



Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

> Re: <u>MyEZSmokes, Inc.</u>
> Form 1-A
> Amend. No. 5
> File No. 24-10336

This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 5 to the Company's Offering Statement, one of which has been manually signed. Also enclosed are two marked copies of Amendment No. 5. This letter provides the Company's responses to the comments received from the staff by letter dated June 11, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

		<u>Page</u>
1.	Comment complied with.	9
2.	Comment complied with.	15-20
3.	Comment complied with.	24
4.	The Company's website has been revised so as to be consistent with the Offering Circular.	
5.	The disclosure which is the subject of this comment has been revised.	28
6.	Comment complied with. We have used the phrase "proposed regulations" instead of the phrase "deeming regulations."	29
7.	Comment complied with.	28, 29

8.   Comment complied with.

9.   Prior to filing Amendment No. 4, we contacted Tara Hawkins who advised us that updated financial statements were not necessary at this time. However, and in an effort to avoid further comments, we have included the March 31, 2013 financial statements with Amendment No. 5.

F-62

As noted in a segment of the *Today Show* which aired during the week of June 10, 2013, the electronic cigarette industry is new and evolving. As a result, new laws and regulations are constantly being adopted or proposed. In addition, there is a constant flow of new entrants into the electronic cigarette market segment.

We believe the Company's offering circular has adequately addressed the fact that laws and regulations are constantly changing and there will be many new entrants into the electronic cigarette industry. As a result, we do not believe the Company should be required to update its offering circular whenever a new law or regulation is adopted or proposed, or whenever a new competitor enters the market.

Very Truly Yours,

HART & HART, LLC

By */s/ William T. Hart*

William T. Hart

WTH:tg

MyEZSmokes Letter SEC Jones 1-A Amend No. 5 6-13-13